SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                         Commission File Number:
                                                                         0-27132

                                                                   CUSIP Number:
                                                                       881016109

                           NOTIFICATION OF LATE FILING


(Check   [ ] Form 10-KSB    [ ] Form 11-K     [ ] Form 20-F     [X] Form 10-Q
One):    [ ] Form N-SAR

For Period Ended:                     March 31, 2000
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K     [   ]    Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [   ]    Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________


                         Part I. Registrant Information

Full name of registrant  Terrace Food Group, Inc.
                         -------------------------------------------------------

Former name if applicable ______________________________________________________

                             1351 N.W. 22nd Street
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Address of principal executive office (Street and number)

City, State and Zip Code   Pampano beach, Florida 33069
                        --------------------------------------------------------

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


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[ ]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject amendment to the annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-KSB/A, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant will not be able to file the Form 10-Q for the quarter ended March 31, 2000 without unreasonable effort or expense due to delays in gathering information for inclusion therein.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                 Jonathan S. Lasko           (954)              917-7272
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                       (Name)             (Area Code)        (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report higher revenue and net loss for the three-month period ended March 31, 2000 as compared to the comparable prior year period. The increase in revenue is attributable to significant sales growth in the Registrant's food distribution segment. The increased loss is attributable to several factors. Interest expense was much higher due to additional issuances of the Registrant's Convertible Subordinated Notes, higher borrowings and higher interest rates on the its bank revolving line of credit, borrowings from its two senior officers and additional borrowings for the acquisition of manufacturing equipment. These borrowings more than offset a reduced balance in the
Registrant's bank term loan and the repayment of certain capital lease obligations on transportation equipment. Increased corporate expenses largely offset increased segment operating income.


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


                            Terrace Food Group, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      May 16, 2000                     By: /s/ William P. Rodrigues Jr.
     -----------------------------            ----------------------------------
                                           Name: William P. Rodrigues Jr.
                                           Title: Vice-President for Finance,
                                                  Treasurer and Chief Financial
                                                  Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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